UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-128660

CCS Camboriú Cable System de

Telecomunicações Ltda.

(Exact name of registrant as specified in its charter)

5ª Avenida, n.º 291 – Vila Real

Balneário Camboriú, SC Brazil

(Telephone: 55-11-3037-5127)

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

12-5/8% Senior Notes due 2009 of Abril Comunicações S.A. (f/k/a Tevecap S.A.) guaranteed by each of TVA Communications Ltd. and CCS Camboriú Cable System de Telecomunicações Ltda. and

formerly guaranteed by each of Comercial Cabo TV São Paulo S.A. and TVA Sul Paraná S.A.

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)
Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

Tevecap S.A. and certain subsidiary guarantors (including CCS Cable System de Telecomunicações Ltda.) first incurred the duty to file reports under section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) on April 22, 1997, when its Registration Statement on Form F-4 (Commission File No. 333-22267) was declared effective by the Commission. As of December 31, 2007, Tevecap S.A. was merged into and with Abril Comunicações S.A., with Abril Comunicações S.A. as the surviving entity (to which we refer herein as the “Issuer”).

For the 12 months preceding the filing of this Form 15F, the Issuer has filed or submitted all reports required under Exchange Act section 15(d) and corresponding Commission rules, including its annual report on Form 20-F for the year ending December 31, 2006. The Issuer´s reports have included all required information in respect of CCS Cable System de Telecomunicações Ltda.

Item 2.	Recent United States Market Activity

The Issuer’s securities were last sold in the United States in a registered offering under the Securities Act of 1933 (“Securities Act”) pursuant to a Registration Statement on Form F-4 (Commission File No. 333-128660) that was declared effective on November 7, 2005.

Item 3.	Foreign Listing and Primary Trading Market

The Issuer’s securities are not listed on any stock exchange.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

As of December 2007 there were no more than 225 record holders of our debt securities who are United States residents. In order to determine such amount of record holders of our debt securities, we have relied upon the assistance of Georgeson SrL, an independent information services provider retained by the Issuer for such purpose.

Item 7.	Notice Requirement

CCS Cable System de Telecomunicações Ltda. issued a press release announcing its intent to terminate its reporting obligations under the Exchange Act. A copy of the press release was submitted to the SEC under cover of a Form 6-K on the date hereof.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 11.	Undertakings

CCS Cable System de Telecomunicações Ltda. hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	Its subject class of securities was held of record by 300 or more United States residents; or

(2)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant below has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, each registrant certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

CCS CABLE SYSTEM DE TELECOMUNICAÇÕES LTDA.

By:	/s/ Marcelo Vaz Bonini
Name:	Marcelo Vaz Bonini
Title:	Director

By:	/s/ Douglas Duran
Name:	Douglas Duran
Title:	Director

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